The following Management Discussion and Analysis (MD&A) should be read in conjunction with our audited consolidated financial statements and accompanying notes for the year ended December 31, 2008 and annual information form for the year ended December 31, 2008. The MD&A was prepared by management and provides a review of our performance in the year ended December 31, 2008, and of our financial condition and future prospects.
Our financial statements and the financial information contained in this MD&A have been prepared in accordance with Canadian generally accepted accounting principles (GAAP) and are presented in United States dollars (‘USD’) unless otherwise specified. References to “we,” “us,” “our,” “Company,” and “InterOil” refer to InterOil Corporation and/or InterOil Corporation and its subsidiaries as the context requires. Information presented in this MD&A is as at and for the year ended December 31, 2008 unless otherwise specified.
We are not presenting all the U.S. GAAP information in this MD&A. Readers should review note 29 - ‘Reconciliation to the generally accepted accounting principles in the United States’ to the audited financial statements for the year ended December 31, 2008 for the reconciliation of the Canadian GAAP and U.S. GAAP information.
Management Discussion and Analysis  INTEROIL CORPORATION      1

FORWARD-LOOKING STATEMENTS
This MD&A contains “forward-looking statements” as defined in U.S. federal and Canadian securities laws. Such statements are generally identifiable by the terminology used, such as “may,” “plans,” “believes,” “expects,” “anticipates,” “intends,” “estimates,” “forecasts,” “budgets,” “targets” or other similar wording suggesting future outcomes or statements regarding an outlook. We have based these forward-looking statements on our current expectations and projections about future events. All statements, other than statements of historical fact, included in or incorporated by reference in this MD&A are forward-looking statements. Forward-looking statements include, without limitation, statements regarding our plans for our exploration activities and other business segments and results therefrom, expanding our business segments, operating costs, business strategy, contingent liabilities, environmental matters, and plans and objectives for future operations, the timing, maturity and amount of future capital and other expenditures.
Many risks and uncertainties may impact the matters addressed in these forward-looking statements, including but not limited to:
•	the inherent uncertainty of oil and gas exploration activities;

•	potential effects of oil and gas price declines;

•	the uncertain outcome of our negotiations with the Papua New Guinea government to determine the price at which our refined products may be sold;

•	the availability of crude feedstock at economic rates;

•	the ability to meet maturing indebtedness;

•	the uncertainty in our ability to attract capital;

•	general economic conditions and illiquidity in financial and credit markets

•	interest rate risk;

•	the impact of competition

•	losses from our hedging activities;

•	inherent limitations in all control systems, and misstatements due to error that may occur and not be detected;

•	fluctuations in currency exchange rates;

•	the recruitment and retention of qualified personnel;

•	the availability and cost of drilling rigs, oilfield equipment, and other oilfield exploration services;

•	our ability to finance the development of our LNG facility;

•	our ability to timely construct and commission our LNG facility;

•	the margins for our refined products;

•	the inability of our refinery to operate at full capacity;

•	difficulties in marketing our refinery’s output;

•	exposure to certain uninsured risks stemming from our refining operations;

•	weather conditions and unforeseen operating hazards;

•	political, legal and economic risks in Papua New Guinea;

•	compliance with and changes in foreign governmental laws and regulations, including environmental laws;

•	landowner claims;

•	the uncertainty in being successful in pending lawsuits and other proceedings;

•	law enforcement difficulties;

•	the impact of legislation regulating emissions of greenhouse gases on current and potential markets for our products;

•	stock price volatility; and

•	contractual defaults.
Forward-looking statements and information are based on our current beliefs as well as assumptions made by, and information currently available to, us concerning anticipated financial conditions and performance, business prospects, strategies, regulatory developments, future oil and natural gas commodity prices, the ability to obtain equipment in a timely manner to carry out development activities, the ability to market products successfully to current and new customers, the impact of increasing competition, the ability to obtain financing on acceptable terms, and the ability to develop production and reserves through development and exploration activities.
Management Discussion and Analysis  INTEROIL CORPORATION      2

Although we consider these assumptions to be reasonable based on information currently available to us, they may prove to be incorrect.
Although we believe that the assumptions underlying our forward-looking statements are reasonable, any of the assumptions could be inaccurate, and, therefore, we cannot assure you that the forward-looking statements included in this MD&A will prove to be accurate. In light of the significant uncertainties inherent in our forward-looking statements, the inclusion of such information should not be regarded as a representation by us or any other person that our objectives and plans will be achieved. Some of these and other risks and uncertainties that could cause actual results to differ materially from such forward-looking statements are more fully described under the heading “Risk Factors” in our Annual Information Form for the year ended December 31, 2008 (“2008 Annual Information Form”) and in the “Risk Management” section below.
Furthermore, the forward-looking information contained in this MD&A is made as of the date hereof, unless otherwise specified and, except as required by applicable law, we have no obligation to update publicly or to revise any of this forward-looking information. The forward-looking information contained in this report is expressly qualified by this cautionary statement.
OIL AND GAS DISCLOSURES
We are required to comply with Canadian National Instrument 51-101 standards for Disclosure of Oil and Gas Activities, which prescribes disclosure of oil and gas reserves and resources. During 2008, we retained GLJ Petroleum Consultants Ltd, a independent qualified reserve evaluator in Calgary, Canada, to evaluate our resources data as at December 31, 2008 in accordance with NI 51-101, which has been summarized in our 2008 Annual Information Form. We do not have any reserves, including proved reserves, as per the guidelines set by the SEC under SFAS 19, as at December 31, 2008.
The United States Securities and Exchange Commission permits oil and gas companies, in their filings with the SEC, to disclose only proved reserves that a company has demonstrated by actual production or conclusive formation tests to be economically and legally producible under existing economic and operating conditions. The Company includes in this MD&A information that the SEC’s guidelines generally prohibit U.S registrants from including in filings with the SEC. Investors are urged to consider closely the disclosure in the Company’s Form 40-F, available from us at www.interoil.com or from the SEC at www.sec.gov.
All calculations converting natural gas to crude oil equivalent have been made using a ratio of six mcf of natural gas to one barrel of crude equivalent. Barrels of oil equivalent may be misleading, particularly if used in isolation. A barrel of oil equivalent conversion ratio of six mcf of natural gas to one barrel of crude oil equivalent is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.
Management Discussion and Analysis  INTEROIL CORPORATION      3

INTRODUCTION
We are developing a vertically integrated energy company in Papua New Guinea and the surrounding region. Our operations are organized into four major segments:

Segments	Operations
Upstream	Exploration and Production — Explores and appraises potential oil and natural gas structures in Papua New Guinea with a view to commercializing significant discoveries.

Midstream	Refining — Produces refined petroleum products at Napa Napa in Port Moresby, Papua New Guinea for the domestic market and for export.

Liquefaction — Developing an onshore liquefied natural gas processing facility in Papua New Guinea.

Downstream	Wholesale and Retail Distribution — Markets and distributes refined petroleum products domestically in Papua New Guinea on a wholesale and retail basis.

Corporate	Corporate — Provides support to the other business segments by engaging in business development and improvement activities and providing general and administrative services and management, undertakes financing and treasury activities, and is responsible for government and investor relations. General and administrative and integrated costs are recovered from business segments on an equitable basis. Our corporate segment results also include consolidation adjustments.
INDUSTRY TRENDS AND KEY EVENTS
Competitive Environment and Regulated Pricing
We are currently the sole refiner of hydrocarbons in Papua New Guinea under our 30 year agreement with the Papua New Guinea Government, which expires in 2035. The government has undertaken to ensure that all domestic distributors purchase their refined petroleum products from our refinery, or any other refinery which is constructed in Papua New Guinea, at an Import Parity Price (‘IPP’). The IPP is regulated by the Papua New Guinea Independent Consumer and Competition Commission (‘ICCC’). In general, the IPP is the price that would be paid in Papua New Guinea for a refined product being imported. For all price controlled products (diesel, unleaded petrol, kerosene and aviation gas) produced and sold locally in Papua New Guinea, the IPP is calculated by adding the costs that would typically be incurred to import such product to the posted price for such product in Singapore. In November 2007, the IPP was modified by interim agreement by changing the Singapore benchmark price from the ‘Singapore Posted Prices’ which is no longer being updated, to ‘Mean of Platts Singapore’ (‘MOPS’) which is the interim benchmark price for refined products in the region in which we operate. As revised, the IPP more closely mirrors changes in the prices of crude feedstocks than the previous formula. In addition, minor adjustments to this interim IPP formula were made in June 2008 based on ongoing discussions with the government with a view to finalizing a permanent replacement to the IPP formula.
We are a significant participant in the retail and wholesale distribution business in Papua New Guinea, which business was built from the acquisition of BP and Shell Papua New Guinea distribution assets. Our major competitor in the distribution segment is Mobil, who we believe controls approximately a quarter of the Papua New Guinea retail market. The ICCC regulates the maximum prices that may be charged by the wholesale and retail hydrocarbon distribution industry in Papua New Guinea. Our Downstream business may charge less than the maximum margin set by the ICCC in order to maintain its competitiveness with other participants in the market.
Management Discussion and Analysis  INTEROIL CORPORATION      4

Credit Crisis and Financing Arrangements
The U.S. and other world economies are currently in a recession which could last well into 2009 and beyond. The financial and credit markets are undergoing unprecedented disruptions. Many financial institutions have liquidity concerns prompting intervention from governments. These market disruptions have resulted in a reduced capacity of the financial institutions to finance new projects and renew existing facilities with their clients. In May 2008, our $130.0 million bridging facility came due. The negotiations on the refinancing of this facility started towards the end of 2007. We were able to convert $60.0 million of this facility into common shares, and effect repayment of the remaining $70.0 million by the due date. This repayment was made from the proceeds of the $95.0 million of unsecured 8% subordinated convertible debentures due May 2013. See “Liquidity and Capital Resources — Summary of Debt Facilities”.
The part conversion of the bridging facility and the debenture placement helped us to reduce our Debt-To-Capital Ratio (Long term Debt/(Shareholders’ equity + Long term Debt)), to 36% in December 2008 from 67% in December 2007.
We have filed a short form base shelf prospectus with the Ontario Securities Commission and a corresponding registration statement on Form F-10 with the United States Securities and Exchange Commission (the “SEC”) pursuant to the multi-jurisdictional disclosure system. These filings will enable us to add financial flexibility in the future and issue, from time to time, up to an aggregate of $200.0 million of securities. These securities may be debt securities, common shares, preferred shares, warrants or a combination thereof. Although due to pricing we may not wish to issue securities in the current financial market, this shelf provides us the means to quickly access the debt and equity markets. Additionally, the global credit crisis may affect our ability to proceed with and close any such offering.
Our main working capital facility which is led by BNP Paribas and has a limit of $190.0 million, and is renewable annually. At the last renewal which was completed in October 2008, the facility limit was increased by $20.0 million, from $170.0 million in the prior year. The facility is fully secured against trade debtors, inventory and cash deposits. Our association with BNP Paribas began in 2004 with the working capital facility and has expanded over time to include certain other aspects of our business including managing our hedging trades. See “Liquidity and Capital Resources — Summary of Debt Facilities”.
As at December 31, 2008, we had cash, cash equivalents and cash restricted of $75.3 million, of which $26.3 million was restricted (as governed by BNP working capital facility utilization requirements). With regard to our cash and cash equivalents, we invest in bankers acceptances and money market instruments with major financial institutions that we believe are creditworthy. We also had $109.0 million of the BNP working capital facility available for use in our Midstream - Refining operations, and $42.1 million of the Westpac/BSP combined working capital facility available for use in our Downstream operations.
Crude Prices
Crude prices were highly volatile throughout 2008 with the price of Tapis crude oil (as quoted by the Asian Petroleum Price Index (APPI)) starting the year at $102/bbl, peaking at $147/bbl and then falling to $39/bbl by the end of the year. Tapis is the benchmark for setting crude prices within the region where we operate and is used by us when we purchase crude feedstock for our refinery. The price of Tapis during 2008 averaged $101/bbl per barrel compared to $77/bbl during 2007. The significant increase in crude prices during the year increased our working capital requirements, and as a result our BNP working capital facility was increased from $170.0 million to $210.0 million for a certain period of time during second half of 2008. As at December 31, 2008, $81.0 million was drawn down on this facility.
The high volatility of crude prices also meant that we faced significant timing and margin risk on our crude cargos during the year. A significant portion of this timing and margin risk was managed by us through short and long term hedges that were put in place during the year. We believe our hedge counterparties to be creditworthy. However, as we do not fully hedge, the volatility resulted in significantly reduced gross margins due to lower refined product prices and net realizable value write downs of our inventory. Despite the above volatility, 2008 was the first year that our refining operations achieved a net profit, with a profit of $4.7 million as compared with a net loss of $8.8 million in 2007.
Management Discussion and Analysis  INTEROIL CORPORATION      5

Refining Margin
The distillation process used by our refinery to convert crude feedstocks into refined products is commonly referred to as hydroskimming. While the Singapore Tapis hydroskimming margin is a useful indicator of the general margin available for hydroskimming refineries in the region in which we operate, it should be noted that the differences in our approach to crude selection, transportation costs and IPP pricing work to assist our refinery in generally outperforming the Singapore Tapis hydroskimming margin. Therefore, our refinery realizes additional margins due to its niche location when compared to the benchmark for the region.
Singapore Tapis hydroskimming margins increased in volatility during 2008, while average margins decreased slightly in comparison with the previous year.
Domestic Demand
Sales results for our refinery indicate that Papua New Guinea domestic demand for middle distillates from the refinery decreased by approximately 8% during 2008 compared with 2007. We believe that this decrease in demand is partially the result of higher prices caused by high crude prices during the year. In addition, certain volumes of such products were imported by third party distributors rather than being sourced from the refinery.
The refinery on average sold 10,900 bbls/day of refined petroleum products to the domestic market during fiscal year 2008 as compared to 11,900 bbls/day in 2007.
Interest Rates
The London Interbank Offered Rate (‘LIBOR’) USD overnight rate is the benchmark floating rate used in our midstream working capital facility and therefore accounts for a significant proportion of our interest rate exposure. The LIBOR USD overnight rate has decreased from around 4.4% to around 1.1% during 2008 in line with underlying Federal Reserve rate cuts. Any rate increases would add additional cost to financing our crude cargoes and vice versa as our BNP Paribas working capital facility is linked to LIBOR rates. See “Liquidity and Capital Resources — Summary of Debt Facilities”.
Skill and Resource Scarcity
Although all key positions with our company are currently filled, we have generally been faced with a shortage of skilled labor to work in our business and have historically experienced difficulties with receiving and retaining suitably qualified personnel in certain positions. Our success depends in large part on the continued services of our executive officers, our senior managers and other key technical personnel. Competition for qualified personnel can be intense and recruitment difficult. There are a limited number of people with the requisite knowledge and experience to work in certain of our key positions.
Exchange Rates
Changes in the Papua New Guinea Kina (PGK) to USD exchange rate can affect our Midstream Refinery results as there is a timing difference between the foreign exchange rates utilized when setting the monthly IPP, which is set in PGK, and the foreign exchange rate used to convert the subsequent receipt of PGK proceeds to USD to repay our crude cargo borrowings. The PGK generally strengthened against the USD during 2008 (from 0.3525 to 0.3735).
RISK FACTORS
Our business operations and financial position are subject to a range of risks. A summary of the key risks that may impact the matters addressed in this document have been included under section “Legal Notice — Risk Factors and Forward Looking Statements” above. Detailed risk factors can be found under the heading “Risk Factors” in our 2008 Annual Information Form available at www.sedar.com.
Management Discussion and Analysis  INTEROIL CORPORATION      6

BUSINESS STRATEGY
Our business strategy is to develop a vertically integrated energy company in Papua New Guinea and surrounding regions, focusing on niche market opportunities which provide financial rewards for our shareholders, while being environmentally responsible, providing a quality working environment and contributing positively to the communities in which InterOil operates. A significant element of that strategy is to establish and develop gas reserves and an LNG facility in Papua New Guinea with the produced LNG exported overseas. InterOil plans to achieve this strategy by:
•	Developing our position as a business operator in Papua New Guinea

•	Enhance the refining and distribution business in Papua New Guinea

•	Maximizing the value of our exploration assets

•	Building an export liquefaction gas business in Papua New Guinea

•	Positioning ourselves for long term success
Further details of our business strategy can be found under the heading “Business Strategy” in our 2008 Annual Information Form available at www.sedar.com.
OPERATIONAL HIGHLIGHTS
Summary of operational highlights
A summary of the key operational matters and events for the year, for each of the segments is as follows:
Upstream
•	On May 1, 2008, the Elk-4A well flowed natural gas and gas liquids to surface confirming a discovery in the Antelope structure. Elk-4 well was completed as a potential producer and completion work ended on August 31, 2008.

•	On May 5, 2008, an Indirect Participation Interest (‘IPI’) investor waived conversion rights to 546,667 of our common shares under the IPI agreement.

•	On June 1, 2008, we sold our 28.56% interest in Petroleum Retention License No. (PRL) 5 for $5.0 million and our 43.13% interest in PRL 4 for $1.5 million.

•	On June 4, 2008, we appointed an independent engineering firm to evaluate the Elk and Antelope fields in accordance with National Instrument 51-101 Standards of Disclosure for Oil and Gas Activities. Their evaluation, in compliance with National Instrument 51-101, is provided in the Annual Information Form for the year ended December 31, 2008.

•	On August 15, 2008, an IPI investor converted its 3.375% indirect participation interest into 450,000 common shares.

•	On September 4, 2008, the Elk-4 well flowed gas at a rate equivalent to 105 mmscf per day. Based on our drill stem test results of 18bbl/mmcfd, this equates to a rate of 1,890 bbl/day of condensate.

•	On September 23, 2008, an IPI investor waived conversion rights to 150,000 of our common shares under the IPI agreement.

•	Antelope-1 well was spudded on October 15, 2008.

•	On October 30, 2008 Petromin PNG Holdings Limited entered into an agreement to acquire a 20.5% interest in the Elk/Antelope field on behalf of the Papua New Guinea Government.

•	In December 2008, we submitted applications for the extension of our PPL 238, 237 and 236 licenses for a second term. These licenses were expiring in March 2009.

•	Subsequent to year end, on March 2, 2009, Antelope-1 well flowed gas at a rate equivalent to 382 mmscf per day with 5,000 bbl/day of condensate for a total 68,700 barrels of oil equivalent per day.

•	Subsequent to year end, on March 5, 2009, all three licenses have been re-issued for a five year term covering what we believe the most prospective 50% of the acreage on these licenses.
Management Discussion and Analysis  INTEROIL CORPORATION       7

Midstream — Refining
•	Net income was $4.7 million for fiscal year 2008 which is the first year of profitable operations for the refinery.

•	Refining operations had a gross margin of $6.3 million and EBITDA, a non-GAAP measure, of $25.6 million for the year.

•	Total refinery throughput was 22,034 barrels per operating day compared with 19,713 barrels per operating day in 2007.

•	BNP Paribas working capital facility was increased by $20.0 million to $190.0 million as part of current year renewal process.
Midstream — Liquefaction
•	Net loss was $7.9 million during the year ended December 31, 2008, being our share of expenses incurred by the PNG LNG Inc. Joint Venture during the year on progressing the LNG Project.

•	In late October 2008, certain steps were taken with a view to ensuring that offtake arrangements for the proposed LNG plant were able to be negotiated with industry-based entities.

•	Subsequent to year ended December 31, 2008, InterOil LNG Holdings Inc. and Pacific LNG Operations Ltd, acquired equal share of Merrill Lynch’s interest in the Joint Venture Company. Following this transaction, Merrill Lynch does not own any interest in the LNG project and have agreed to release all of their outstanding claims relating to the joint venture.

•	Negotiations on a project agreement with the Papua New Guinea government were progressed.

•	Progressed engineering design activities for the proposed liquefaction plant.
Downstream
•	Downstream operations net loss was $1.2 million for the year, principally as a result of a $4.3 million inventory write down due to a rapid decrease in product prices following crude price movements.

•	Downstream operations generated gross margin of $19.9 million and EBITDA of $5.8 million for the year ended December 31, 2008.

•	Total Downstream sales volumes were 548.0 million liters in 2008, compared with 556.4 million liters in 2007.

•	We secured a PGK 150.0 million (approximately $57.5 million) combined revolving working capital facility from Bank of South Pacific Limited and Westpac Bank PNG Limited.
Corporate
•	On May 5, 2008, we converted $60.0 million of the expiring $130.0 million bridging facility into common shares and repaid the balance of $70.0 million on May 12, 2008 with funds raised from the issuance of $95.0 million of 8% subordinated convertible debentures.

•	In July and August 2008, all $15.0 million worth of issued Series A preference shares were converted into 517,777 common shares.

•	In July and August 2008, $15.0 million of 8% debentures were converted into 600,000 common shares.

•	In August 2008, we filed an omnibus shelf prospectus with the Ontario Securities Commission and a corresponding registration statement on Form F-10/A with the United States Securities and Exchange Commission which will enable us to issue, from time to time up to an aggregate of $200.0 million of debt securities, common shares, preferred shares, warrants or a combination thereof in one or more offerings.

•	In November 2008, $1.0 million of 8% debentures were converted into 41,000 common shares.
Management Discussion and Analysis  INTEROIL CORPORATION      8

SELECTED ANNUAL FINANCIAL INFORMATION AND HIGHLIGHTS
Consolidated Results for the year ended December 31, 2008 compared to year ended December 31, 2007 and 2006

Consolidated - Operating results	Year ended December 31,
($ thousands, except per share data)	2008	2007	2006

Sales and operating revenues	915,579	625,526	511,088
Interest revenue	932	2,180	3,224
Other non-allocated revenue	3,216	2,667	3,748

Total revenue	919,727	630,373	518,060

Cost of sales and operating expenses	(888,623)	(573,609)	(499,495)
Office and administration and other expenses	(42,814)	(36,196)	(27,395)
Derivative gain/(loss)	24,039	(7,272)	2,560
Gain on LNG shareholder agreement	—	6,553	—
Exploration costs	(996)	(13,305)	(6,177)
Exploration impairment	(108)	(1,243)	(1,647)
Gain on sale of oil and gas properties assets	11,235	—	—

Earnings before interest, taxes, depreciation and amortization (non-GAAP measure) (1)	22,460	5,301	(14,094)

Depreciation and amortization	(14,143)	(13,024)	(12,353)
Interest expense	(20,032)	(20,005)	(17,273)

Loss before income taxes and non-controlling interest	(11,715)	(27,728)	(43,720)

Income tax expense	(81)	(1,207)	(2,343)
Non-controlling interest	(1)	22	264

Net loss	(11,797)	(28,913)	(45,799)

Loss per share (dollars) (basic)	(0.35)	(0.96)	(1.55)

Loss per share (dollars) (diluted)	(0.35)	(0.96)	(1.55)

Total assets	591,843	537,815	505,239

Total liabilities	364,704	441,712	417,060

Total long-term liabilities	208,224	174,966	283,306

Gross margin (2)	26,956	51,917	11,593

Cash flows (used in)/provided by operating activities (3)	15,586	(31,620)	2,187

U.S. GAAP net profit (loss) (4)	(3,943)	(19,205)	(45,058)

(1)	Earnings before interest, taxes, depreciation and amortization, or EBITDA, is a non-GAAP measure and is reconciled to Canadian GAAP in the section to this document entitled ‘Non-GAAP measures and reconciliation’.

(2)	Gross Margin is a non-GAAP measure and is ‘sales and operating revenues’ less ‘cost of sales and operating expenses’.

(3)	Refer to “Liquidity and Capital Resources — Summary of Cash Flows” for detailed cash flow analysis.

(4)	We are not presenting all the U.S. GAAP information in this MD&A. Readers should review note 29 — ‘Reconciliation to the generally accepted accounting principles in the United States’ to the audited financial statements for the year ended December 31, 2008 for the reconciliation of the Canadian GAAP and U.S. GAAP information.
Analysis of Financial Condition Comparing Year Ended December 31, 2008 and 2007
During the year ended December 31, 2008, the Company strengthened its financial position with the conversion of $60.0 million of the $130.0 million bridging facility into common shares, and the 8% subordinated convertible debentures placement of $95.0 million, both of which occurred in May 2008. These transactions during the year reduced our Debt-To-Capital Ratio to 36% in December 2008 from 67% in December 2007, which is a significant improvement from the prior year.
Management Discussion and Analysis  INTEROIL CORPORATION      9

As at December 31, 2008, our total assets amounted to $591.8 million as compared to $537.8 million as at December 31, 2007, which is an increase of $54.0 million or 10%. The increase mainly contributed by the increase in oil and gas properties (net of cash calls from IPI investors) by $43.1 million in relation to the drilling and testing our exploration and appraisal wells during the year. The increase was also contributed by $31.3 million of mark to market gains and receivables on derivative contracts that were outstanding as at year end. These short and long term hedge contracts were taken by us during the year to manage the timing and margin risk in relation to crude prices.
As at December 31, 2008, our total liabilities amounted to $364.7 million as compared to $441.7 million as at December 31, 2007, which is a decrease in liability of $77.0 million or 17.4%. The decrease was mainly in relation to the conversion of the $60.0 million of bridging facility into common shares  and repayment of $70.0 million of the bridging facility out of the funds raised from the $95.0 million 8% convertible debenture issue in May 2008. During the year, $16.0 million principal amount of this convertible debenture issue was converted into common shares and the entire principal amount of $15.0 million in relation to Series A preferred shares issued in November 2007 were converted into common shares. The exercise of conversion option by some IPI investors and the waiver of conversion rights during the year by two IPI investors also resulted in the reduction of the IPI liability by $23.6 million.
Our current ratio (being current assets/current liabilities) which measures the ability to meet short term obligations improved to 1.51 as at December 31, 2008 from 0.81 as at December 31, 2007. The quick ratio (or Acid test ratio, being ([current assets less inventories]/current liabilities) which is a more conservative measure of an entity’s ability to meet short term obligations improved to 0.98 as at December 31, 2008 from 0.50 as at December 31, 2007.
Analysis of Consolidated Cash Flows Comparing Year Ended December 31, 2008 and 2007
As at December 31, 2008, we had cash, cash equivalents and cash restricted of $75.3 million (2007 - $66.2 million), of which $26.3 million (2007 — $22.4 million) was restricted as governed by the BNP Paribas working capital facility utilization requirements.
Our cash inflows from operations for the year ended December 31, 2008 was $15.6 million as compared to an outflow of $31.6 million for the year ended December 31, 2007. The improved cash flows from operations were mainly due to the reduced working capital requirements in the fourth quarter of 2008 due to decreased feedstock price environment.
Cash outflows for investing activities for the year ended December 31, 2008 was $47.4 million as compared to $34.4 million during 2007. These outflows mainly relate to the net cash expenditure on the oil and gas properties after the IPI cash calls. The increase in restricted cash held as security on the BNP Paribas working capital facility also contributed to the increase in outflow as compared to the prior year.
Cash inflows from financing activities for the year ended December 31, 2008 was $36.9 million as compared to $78.1 million during 2007. Current year inflows were mainly related to the $94.8 million net receipt from the issue of debentures, less repayment of $70.0 million bridging facility to Merrill Lynch both of which occurred in May 2008. 2007 cash inflows from financing activities were mainly due to the increased utilization of the BNP Paribas working capital facility and issue of common shares.
Analysis of Consolidated Financial Results Comparing Year and Quarter Ended December 31, 2008 and 2007
Net loss for the year ended December 31, 2008 was $11.8 million compared with a net loss of $28.9 million for the same period in 2007, showing an improvement of $17.1 million. The operating segments of Corporate, Midstream Refining and Downstream collectively had a net loss for the year of $6.0 million and the development segments of Upstream and Midstream Liquefaction had a net loss of $5.8 million for an aggregate net loss of $11.8 million. EBITDA for the year ended December 31, 2008 was $22.4 million, an increase of $17.2 million over the $5.3 million for the same period in 2007.
Management Discussion and Analysis  INTEROIL CORPORATION      10

Sales and operating revenue for the year ended December 31, 2008 was $919.7 million compared with $630.4 million for the same period in 2007.
The net loss for the quarter ended December 31, 2008 was $34.2 million compared with a loss of $2.7 million for the same quarter of 2007, an increase of $31.5 million. EBITDA for the quarter ended December 31, 2008 was negative $28.8 million, compared with positive $6.9 million in the 2007 December quarter, a reduction of $35.7 million. The increase in the loss for the quarter was due to the decrease in gross margins resulting from the fall in crude prices and related IPP during the last quarter of 2008. We estimate that the fall in crude prices in the last quarter of 2008 reduced the gross margins by approximately $52.3 million, $45.9 million for the refinery and $6.4 million for the wholesale and retail distribution segment. These losses were partly offset by our short and long term hedges. Our short and long term hedges put in place in 2008 netted a $27.8 million profit during the year with a further $18.0 million of unrealized hedging gains carried forward in our balance sheet for unsettled hedge accounted transactions as at year end.
The operating segments of Corporate, Midstream — Refining and Downstream collectively derived a net loss for the quarter of $27.6 million and the development segments of Upstream and Midstream Liquefaction made a net loss of $6.6 million for an aggregate net loss of $34.2 million.
Sales and operating revenue increased $45.8 million from $172.8 million in the quarter ended December 31, 2007 to $218.6 million in the quarter ended December 31, 2008.
A complete discussion of each of the business segment’s results can be found under the section ‘Year and Quarter in Review’. The following analysis outlines the key variances, the net of which are the primary explanations for the changes in the results between the years and quarters ended December 31, 2008 and 2007.

	Yearly	Quarterly
	Variance	Variance
	($ millions)	($ millions)

	$17.1	($31.5)	Net profit/(loss) variance for the comparative periods primarily due to:
➢	($25.0)	($61.3)
Decrease in gross margin due to negative effects of IPP movements due to fall in crude prices, and the associated timing and margin risk. Part of these margin declines have been offset by the gains from non-hedge accounted derivatives noted below.

The results for the quarter and year ended December 31, 2008 also included an inventory write-down of $8.4 million. No write-downs were necessary for the same periods in 2007.

➢	$31.3	$29.1	Increase in gains from derivative transactions that were not hedge accounted.

➢	($5.4)	$1.0
Increase in office and administration and other expenses during the year primarily due to higher legal consulting expenses on account of capital raisings and legal opinions in relation to the Merrill Lynch arbitration, higher employee expenses due to increase in employees and wage increases, higher share compensation expense, higher rig repairs and maintenance expenses and an increase in insurance costs.

➢	($1.2)	($4.8)	Increase in office and administration and other expenses due to lower foreign exchange gains with lower appreciation of PGK against USD compared to prior periods.

➢	$6.5	—	Gain on sale of our interest in PRL4 and PRL5 to Horizon Oil Limited in June 2008.
Management Discussion and Analysis  INTEROIL CORPORATION      11

	Yearly	Quarterly
	Variance	Variance
	($ millions)	($ millions)

➢	$4.7	—	Gain from conveyance accounting following decisions by two IPI investors’ decision to waive their conversion rights under the IPI agreement.

➢	$12.3	$0.2	Higher exploration costs expensed during prior periods as the Elk seismic program was being conducted; the costs of which were expensed as incurred under the successful efforts method of accounting.

➢	($6.6)	—	One-time gain recognized in 2007 on the signing of the LNG Shareholder’s Agreement in relation to the discounted interest rate received on the bridging facility from Merrill Lynch.

➢	$1.1	$5.3	Lower income tax expense primarily in Downstream operations in the quarter due to lower profits.
Summary of Consolidated Quarterly Financial Results for Past Eight Quarters
The following is a table containing the consolidated results for the eight quarters ended December 31, 2008 by business segment, and on a consolidated basis.

Quarters ended	2008				2007
($ thousands except per share		Sep-30	Jun-30	Mar-31	Dec-31	Sep-30	Jun-30	Mar-31
data)	Dec-31	(restated)	(restated)	(restated)	(restated)	(restated)	(restated)	(restated)

Upstream	487	698	895	618	579	1,176	397	395
Midstream — Refining	194,617	216,750	197,864	176,973	137,509	168,737	114,584	103,055
Midstream — Liquefaction	23	35	19	13	26	10	5	—
Downstream	128,540	172,528	140,467	116,048	118,495	102,786	93,186	77,812
Corporate and Consolidated	(105,100)	(126,280)	(94,231)	(101,238)	(83,776)	(82,605)	(67,633)	(54,366)
Sales and operating revenues	218,567	263,731	245,014	192,414	172,833	190,104	140,539	126,896

Upstream	(2,483)	231	10,164	(1,135)	(3,128)	(5,015)	(5,492)	(4,009)
Midstream — Refining	(13,976)	17,516	16,329	5,724	9,589	(1,332)	3,775	6,336
Midstream — Liquefaction	(2,501)	(1,570)	(1,784)	(1,636)	(797)	(4,104)	(444)	(322)
Downstream	(7,244)	610	7,893	4,529	3,627	3,301	2,760	3,028
Corporate and Consolidated	(2,639)	27	(5,248)	(347)	(2,394)	(3,105)	4,959	(1,931)
Earnings before interest, taxes, depreciation and amortization (1)	(28,843)	16,814	27,354	7,135	6,897	(10,255)	5,558	3,102

Upstream	(4,003)	(1,039)	9,188	(1,993)	(3,736)	(4,893)	(6,008)	(4,524)
Midstream — Refining	(19,490)	12,660	11,344	202	2,990	(12,199)	(1,117)	1,511
Midstream — Liquefaction	(2,597)	(1,677)	(1,909)	(1,728)	(877)	(4,157)	(444)	(322)
Downstream	(5,901)	(886)	3,383	2,198	670	(255)	2,242	2,050
Corporate and Consolidated	(2,238)	169	(6,405)	(1,075)	(1,760)	3,612	2,373	(4,069)

Net profit/(loss) per segment	(34,229)	9,227	15,601	(2,396)	(2,713)	(17,892)	(2,954)	(5,354)

Net profit/(loss) per share (dollars)

Per Share — Basic	(0.63)	0.26	0.48	(0.08)	(0.09)	(0.60)	(0.10)	(0.18)
Per Share — Diluted	(0.63)	0.22	0.40	(0.08)	(0.09)	(0.60)	(0.10)	(0.18)

(1)	Earnings before interest, taxes, depreciation and amortization is a non-GAAP measure and is reconciled to GAAP in the section to this document entitled ‘Non-GAAP measures and reconciliation’.

(2)	During Q4 2008, the Company has transferred notional interest cost from Corporate segment to the Upstream and Midstream — Liquefaction segments to reflect a more accurate view of its segment results. The prior period comparatives have been reclassified to conform to the current classification.
Management Discussion and Analysis  INTEROIL CORPORATION      12

YEAR AND QUARTER IN REVIEW
The following section provides a review of the year and quarter ended December 31, 2008 for each of our business segments.
UPSTREAM — YEAR AND QUARTER IN REVIEW

Upstream – Operating results	Year ended December 31,
($ thousands, unless otherwise indicated)	2008	2007 (restated)

Other non-allocated revenue	2,697	2,547

Total revenue	2,697	2,547

Office and administration and other expenses	(6,051)	(5,643)
Exploration costs	(996)	(13,305)
Exploration impairment	(108)	(1,243)
Gain on sale of oil and gas properties	11,235	—

Earnings before interest, taxes, depreciation and amortization (non-GAAP measure) (1)	6,777	(17,644)

Depreciation and amortization	(597)	(483)
Interest expense (2)	(4,027)	(1,034)

Profit/(loss) before income taxes and non-controlling interest	2,153	(19,161)

Income tax expense	—	—

Net profit/(loss)	2,153	(19,161)

(1)	Earnings before interest, taxes, depreciation and amortization is a non-GAAP measure and is reconciled to GAAP in the section to this document entitled ‘Non-GAAP measures and reconciliation’.

(2)	During the year, the Company has transferred notional interest cost from Corporate segment to the Upstream and Midstream — Liquefaction segments to reflect a more accurate view of its segment results. The prior year comparatives have been reclassified to conform to the current classification. The entire interest expense in this segment relates to this notional interest cost transferred from Corporate segment.
Analysis of Upstream Financial Results Comparing Quarter and Year Ended December 31, 2008 and 2007
The following analysis outlines the key movements, the net of which primarily explains the improvements in the results between the years and quarters ended December 31, 2008 and 2007.

	Yearly	Quarterly
	Variance	Variance
	($ millions)	($ millions)

	$21.3	($0.3)	Net profit/(loss) variance for the comparative periods primarily due to:

➢	$6.5	—	Gain on sale of our interest in PRL4 and PRL5 to Horizon in June 2008.

➢	$4.7	—	Gain from conveyance accounting following the decisions by two IPI investors’ to waive their conversion rights under the IPI agreement.

➢	$12.3	$0.2	Lower exploration costs expensed during current periods as the Elk seismic program was completed in the prior period; costs relating to the seismic program were expensed as incurred under the successful efforts method of accounting.

➢	$1.1	$0.7	Lower exploration impairment during current period. Prior year expense related mainly to the write off of cash calls paid by us for seismic and exploratory activities in PRL 4 and 5 conducted by the joint venture operator.

➢	($3.0)	($0.9)	Higher interest expense due to an increase in the inter-company loan balances from Corporate segment.
Management Discussion and Analysis   INTEROIL CORPORATION       13

MIDSTREAM REFINING — QUARTER AND YEAR IN REVIEW

Midstream Refining – Operating results	Year ended December 31,
($ thousands, unless otherwise indicated)	2008	2007

External sales	358,896	233,869
Inter-segment revenue	427,218	289,947
Interest and other revenue	90	70

Total segment revenue	786,204	523,886

Cost of sales and operating expenses	(779,832)	(495,059)
Office and administration and other expenses	(4,817)	(3,188)
Derivative gain/(loss)	24,039	(7,272)

Earnings before interest, taxes, depreciation and amortization (non-GAAP measure) (1)	25,594	18,367

Depreciation and amortization	(10,969)	(10,405)
Interest expense	(9,908)	(16,798)

Profit/(loss) before income taxes and non-controlling interest	4,717	(8,836)

Income tax expense	—	—
Non-controlling interest	—	21

Net profit/(loss)	4,717	(8,815)

Gross Margin (2)	6,282	28,757

(1)	Earnings before interest, taxes, depreciation and amortization is a non-GAAP measure and is reconciled to GAAP in the section to this document entitled ‘Non-GAAP measures and reconciliation’.

(2)	Gross Margin is a non-GAAP measure and is external sales and inter-segment revenue less cost of sales and operating expenses.
Midstream Refining Operating Review

	Quarter ended		Year ended
	December 31,		December 31,
Key Refining Metrics	2008	2007	2008	2007

Throughput (barrels per day)(1)	21,206	19,646	22,034	19,713
Cost of production per barrel(2)	$2.45	$3.03	$2.97	$2.54
Working capital financing cost per barrel of production(2)	$0.57	$0.98	$1.01	$0.83
Distillates as percentage of production	53.60%	63.70%	56.00%	60.05%

(1)	Throughput per day has been calculated excluding shut down days. During 2008 and 2007, the refinery was shut down for 101 days and 71 days, respectively.

(2)	Our cost of production per barrel and working capital financing cost per barrel have been calculated based on a notional throughput. Our actual throughput has been adjusted to include the throughput that would have been necessary to produce the equivalent amount of diesel that we imported during the year.
Management Discussion and Analysis   INTEROIL CORPORATION       14

Analysis of Midstream Refining Financial Results Comparing the Year and Quarter Ended December 31, 2008 and 2007
During the year ended December 31, 2008 the Midstream Refining business generated a net profit of $4.7 million, compared with an $8.8 million net loss in the same period 2007. During the fourth quarter of 2008, the Midstream Refining business generated a net loss of $19.5 million, compared with a net profit of $3.0 million in the same quarter of 2007.
The following analysis outlines the key movements, the net of which primarily explains the improvements in the results between the year and quarter ended December 31, 2008 and 2007.

	Yearly	Quarterly
	Variance	Variance
	($ millions)	($ millions)

	$13.5	($22.5)	Net profit/(loss) variance for the comparative periods primarily due to:

➢	($22.5)	($47.6)	Change in Gross Margin was due to the following contributing factors:

			- Decreasing feedstock price environment resulting in lower product prices
			- Available crude feedstock composition resulted in poorer refining yield structure
			+ Full year 2008 utilizing revised IPP pricing formula vs. one month in fourth quarter 2007.
			+ Improved Naphtha premium in contract
			+ Improved distillate margins
			+ Improved low sulphur waxy residue margins in fourth quarter 2008

			We estimate that the fall in crude prices in the fourth quarter of 2008 reduced the gross margins of our refinery operations by approximately $45.9 million. This includes a year end inventory revaluation of $4.2 million.

➢	$31.3	$29.1	Increase in derivative gains from non-hedge accounted contracts.

➢	$ 6.9	$1.6	Reduction in interest expense as a result of a decrease in inter-company loans (due to transfer of certain loans to investments) and installment repayments made on OPIC loan balance.

➢	($0.6)	($5.2)	Reduction in foreign exchange gains due to the currency fluctuations between PGK and the U.S. Dollar. This item is included within the office and administration and other expenses classification in the table above.
Management Discussion and Analysis   INTEROIL CORPORATION       15

MIDSTREAM LIQUEFACTION — YEAR AND QUARTER IN REVIEW

Midstream Liquefaction – Operating results	Year ended December 31,
($ thousands, unless otherwise indicated)	2008	2007 (restated)

Interest and other revenue	91	41

Total segment revenue	91	41

Office and administration and other expenses	(7,582)	(5,708)

Earnings before interest, taxes, depreciation and amortization (non-GAAP measure) (1)	(7,491)	(5,667)

Depreciation and amortization	(69)	(16)
Interest expense (2)	(241)	(105)

Loss before income taxes and non-controlling interest	(7,801)	(5,788)

Income tax expense	(110)	(13)

Net loss	(7,911)	(5,801)

(1)	Earnings before interest, taxes, depreciation and amortization is a non-GAAP measure and is reconciled to GAAP in the section to this document entitled ‘Non-GAAP measures and reconciliation’.

(2)	During the year, the Company has transferred notional interest cost from Corporate segment to the Upstream and Midstream — Liquefaction segments to reflect a more accurate view of its segment results. The prior year comparatives have been reclassified to conform to the current classification. The entire interest expense in this segment relates to this notional interest cost transferred from Corporate segment.
Analysis of Midstream Liquefaction Financial Results Comparing the Years and Quarters Ended December 31, 2008 and 2007
All costs to the date of entering into the shareholders’ agreement relating to the LNG Project have been expensed. These costs included expenses relating to employees, office premises and consultants.
All costs incurred, subsequent to the execution of the shareholders’ agreement on July 31, 2007, during the pre-acquisition and construction stage will be expensed as incurred, unless they can be directly identified with the property, plant and equipment of the LNG Project. As at December 31, 2008, we have capitalized $2.1 million in direct costs of the project.
During the year ending December 31, 2008, the Midstream Liquefaction business had a net loss of $7.9 million compared with a loss of $5.8 million during the same period of 2007.
During the quarter ending December 31, 2008, the Midstream Liquefaction business had a net loss of $2.6 million, compared with a net loss of $0.9 million in the same quarter 2007.
The following analysis outlines the key movements, the net of which primarily explains the variance in the results between the year and quarter ended December 31, 2008 and 2007.

	Yearly	Quarterly
	Variance	Variance
	($ millions)	($ millions)

	($2.1)	($1.7)	Net profit/(loss) variance for the comparative periods primarily due to:

➢	($5.1)	($1.6)	Increased office and administration and other expenses, excluding the loss on proportionate consolidation explained below, mainly due to professional fees incurred in negotiations with the Government of Papua New Guinea on the LNG Project Agreement and work on drafting the engineering, procurement and commissioning contract for the LNG project. Employee and general administration costs have also increased during 2008 with increased activity on the Project.
Management Discussion and Analysis   INTEROIL CORPORATION       16

	Yearly	Quarterly
	Variance	Variance
	($ millions)	($ millions)

➢	$3.2	($0.1)	Relates to the loss on proportionate consolidation of PNG LNG Inc. recognized initially of $2.4 million on signing of the Shareholders Agreement in 2007. These losses and any subsequent losses incurred will be recouped during the period as the other JV partners equalize their JV interest through payment of cash calls. $0.8 million of these losses were recouped in 2008.
DOWNSTREAM YEAR AND QUARTER IN REVIEW

Downstream – Operating results	Year ended December 31,
($ thousands, unless otherwise indicated)	2008	2007

External sales	556,683	391,657
Inter-segment revenue	185	81
Interest and other revenue	715	541

Total segment revenue	557,583	392,279

Cost of sales and operating expenses	(536,920)	(368,803)
Office and administration and other expenses	(14,876)	(10,759)

Earnings before interest, taxes, depreciation and amortization (non-GAAP measure) (1)	5,787	12,717

Depreciation and amortization	(2,571)	(2,205)
Interest expense	(4,838)	(4,438)

Profit/(loss) before income taxes and non-controlling interest	(1,622)	6,074

Income tax expense	414	(1,366)

Net profit/(loss)	(1,208)	4,708

Gross Margin (2)	19,948	22,935

(1)	Earnings before interest, taxes, depreciation and amortization is a non-GAAP measure and is reconciled to GAAP in the section to this document entitled ‘Non-GAAP measures and reconciliation’.

(2)	Gross Margin is a non-GAAP measure and is ‘external sales’ and ‘inter-segment revenue’ less ‘cost of sales and operating expenses’.
Downstream Operating Review

	Quarter Ended		Year Ended
	December 31,		December 31,
Key Downstream Metrics	2008	2007	2008	2007

Sales volumes (millions of liters)	151.4	151.5	548.0	556.4
Cost of distribution per liter ($ per liter)(1)	$0.07	$0.06	$0.06	$0.06

(1)	Cost of distribution per liter includes land based freight costs and operational costs. It excludes depreciation and interest.
Analysis of Downstream Financial Results Comparing the Years and Quarters Ended December 31, 2008 and 2007
During the year ended December 31, 2008, the Downstream business had a net loss of $1.8 million compared with a net profit of $4.7 million in the same period in 2007. During the quarter ended December 31 2008, the Downstream business recorded a net loss of $6.5 million compared with a net profit of $0.7 million in the same period of 2007.
Management Discussion and Analysis   INTEROIL CORPORATION       17

The following analysis outlines the key movements, the net of which primarily explains the variance in the results between the years and quarters ended December 31, 2008 and 2007.

	Yearly	Quarterly
	Variance	Variance
	($ millions)	($ millions)

	($5.9)	($6.6)	Net profit/(loss) variance for the comparative periods primarily due to:

➢	($2.8)	($14.5)	We estimate that the fall in IPP in the last quarter of 2008 reduced the gross margins of our Downstream operations by approximately $6.4 million. This includes a net realizable value write down of $4.3 million on our year end finished products inventory held by our distribution operations.

➢	($4.1)	$3.9	Increase in office and administration and other expenses for the full year mainly due to higher Corporate allocations and Midstream recharges for storage facilities. The quarterly expense decreased compared to prior period due to reduced trade receivables provisions and rationalization of overhead costs following the Shell acquisition.

➢	($0.4)	($1.0)	Increase in interest expense charged on inter-company loans from Corporate.

➢	$1.8	$5.4	Reduction in income tax expense due to lower operating profits.
CORPORATE YEAR AND QUARTER IN REVIEW

Corporate – Operating results	Year ended December 31,
($ thousands, unless otherwise indicated)	2008	2007 (restated)

Inter-segment revenue elimination (1)	(427,404)	(290,028)
Interest revenue	555	1,648
Other non-allocated revenue	—	—

Total revenue	(426,849)	(288,380)

Cost of sales and operating expenses elimination (1)	428,128	290,253
Office and administration and other expenses (2)	(9,486)	(10,897)
Gain on LNG shareholder agreement	—	6,553

Earnings before interest, taxes, depreciation and amortization (non-GAAP measure) (3)	(8,207)	(2,471)

Depreciation and amortization (4)	64	83
Interest expense (5) (6)	(1,018)	2,371

Loss before income taxes and non-controlling interest	(9,161)	(17)

Income tax expense	(386)	171
Non-controlling interest	(1)	2

Net profit/(loss)	(9,548)	156

Gross Margin (7)	724	225

(1)	Represents the elimination upon consolidation of our refinery sales to other segments and other minor inter-company product sales.

(2)	Includes the elimination of inter-segment administration service fees.

(3)	Earnings before interest, taxes, depreciation and amortization is a non-GAAP measure and is reconciled to GAAP in the section to this document entitled ‘Non-GAAP measures and reconciliation’.

(4)	Represents the amortization of a portion of costs capitalized to assets on consolidation.
Management Discussion and Analysis   INTEROIL CORPORATION       18

(5)	Includes the elimination of interest accrued between segments.

(6)	During the year, the Company has transferred notional interest cost from Corporate segment to the Upstream and Midstream — Liquefaction segments to reflect a more accurate view of its segment results. The prior year comparatives have been reclassified to conform to the current classification.

(7)	Gross Margin is a non-GAAP measure and is ‘inter-segment revenue elimination’ less ‘cost of sales and operating expenses’ and represents elimination upon consolidation of our refinery sales to other segments.
Analysis of Corporate Financial Results Comparing the Years and Quarters Ended December 31, 2008 and 2007
The following table outlines the key movements, the net of which primarily explains the variance in the results for between the years and quarters ended December 31, 2008 and 2007.

	Yearly	Quarterly
	Variance	Variance
	($ millions)	($ millions)

	($9.7)	($0.5)	Net profit/(loss) variance for the comparative periods primarily due to:

➢	($4.5)	($0.4)	Reduction in interest revenue less interest expenses. This is due to a reduction in the intercompany loan balances on which other segments are charged interest expense based on market rates. Some of the intercompany balances have been converted into investments in our subsidiaries which has reduced the intercompany balances on which interest is charged.

➢	($6.6)	—	$6.6 million one-time gain recognized in the quarter ended June 30, 2007 due to the signing of the LNG shareholders’ agreement governing the development of the LNG Project.

➢	$0.5	$0.9	Increase in net income on intra-group profit eliminated on consolidation between Midstream — Refining and Downstream segments.

➢	$1.4	($0.9)	Reduction in office and administration and other expenses due to additional recharges to the operating streams.
Management Discussion and Analysis   INTEROIL CORPORATION       19

LIQUIDITY AND CAPITAL RESOURCES
Summary of Debt facilities
Summarized below are the debt facilities available to us and the balances outstanding as at December 31, 2008.

		Balance
		outstanding
Organization	Facility	December 31, 2008	Maturity date

OPIC secured loan	$62,500,000	$62,500,000	December 2015

Unsecured 8% convertible debentures	$95,000,000	$78,975,000	May 2013

BNP Paribas working capital facility	$190,000,000	$53,386,775 (1)	August 2009

Westpac working capital facility	$30,700,000	$15,405,627	October 2011

BSP working capital facility	$26,800,000	$ nil	August 2009

(1)	Excludes letters of credit totaling $27.6 million.
Overseas Private Investment Corporation (‘OPIC’) Secured Loan (Midstream)
On September 12, 2001, we entered into a loan agreement with OPIC to secure a project financing facility of $85.0 million. The loan is secured by the assets of the refinery. The interest rate on the loan is equal to the agreed U.S. Government treasury cost applicable to each promissory note outstanding plus 3%, and is payable quarterly in arrears. Principal repayments of $4.5 million each are due on June 30 and December 31 of each year until the end of the loan or December 31, 2015. During year ended December 31 2008, two installments of $4.5 million each and the accrued interest on the loan were paid.
Unsecured 8% Subordinated Convertible Debentures (Corporate and Upstream)
On May 13, 2008, we issued $95.0 million of unsecured 8% subordinated convertible debentures with a five year maturity. The conversion price applicable to these debentures is $25.00 per share, we have the right to require the debenture holders to convert to common shares if the daily volume weighted average price (‘VWAP’) of our common shares is at or above $32.50 for at least 15 consecutive trading days. Accrued interest on these debentures is to be paid semi-annually in arrears, in May and November of each year, commencing in November 2008. $70.0 million of the funds raised from the issuance of these debentures was used to repay a portion of the $130.0 million bridging facility to Merrill Lynch. The remaining funds are being used for appraisal and development of the Elk/Antelope structures.
During the quarter ended September 30, 2008, a debenture holder exercised its conversion rights for $15.0 million principal amount of the debentures, resulting in the issue of 600,000 common shares. During the quarter ended December 31, 2008 a further $1.025 million worth of debentures were converted resulting in the issue of 41,000 common shares. The balance outstanding at December 31, 2008 was $79.0 million. The half yearly interest payment due in November was paid during quarter ended December 31, 2008 with the issuance of 260,768 common shares and payment of $848,400 in cash.
BNP Paribas Working Capital Facility (Midstream)
During the third quarter of 2008, the renewal of the $170.0 million secured revolving crude import Facility with BNP Paribas (Singapore Branch) was completed. The overall facility limit was increased to $190.0 million to accommodate higher crude prices and resulting increases in working capital requirements. The facility limit was temporarily increased to $210.0 million, and ultimately decreased to $190.0 million on December 1, 2008. This crude import facility is used to finance purchases of crude feedstock for our refinery. As of December 31, 2008, $109 million remained available for use under the facility. The
Management Discussion and Analysis   INTEROIL CORPORATION       20

weighted average interest rate under the crude import facility was 5.11% for the year ended December 31, 2008. The interest rate applicable on this facility has reduced in line with the reduction in LIBOR rates during the year.
Bank South Pacific and Westpac Working Capital Facility (Downstream)
On October 24, 2008 we secured a PGK 150.0 million (approximately $57.5 million) combined revolving working capital facility for our downstream wholesale and retail petroleum products distribution business in Papua New Guinea from Bank of South Pacific Limited and Westpac Bank PNG Limited. The Westpac facility limit is PGK 80.0 million (approximately $30.7 million) and the BSP facility limit is PGK 70.0 million (approximately $26.8 million). The Westpac facility is for an initial term of three years and is due for renewal in October 2011. The BSP facility is renewable annually and is due for renewal in August 2009. As at December 31, 2008 only $15.4 million of this combined facility has been utilized, and the remaining facility remains available for use. The weighted average interest rate under the facility for the period was 7.25%.
While cash flows from operations are expected to be sufficient to cover our operating commitments, should there be a major deterioration in refining or downstream margins, our operations may not generate sufficient cash flows to cover all of the interest and principal payments under our debt facilities noted above. As a result, we may be required to raise additional capital and/or refinance these facilities in the future. We can provide no assurances that we will be able to obtain such additional capital or that our lenders will agree to refinance these debt facilities, or, if available, that the terms of any such capital raising or refinancing will be acceptable to us. The global credit crisis may further impact our ability to refinance these debt facilities.
Other Sources of Capital
Upstream
Currently for expenditures on exploration wells, appraisal wells and extended well programs, funding of our share of these costs is sourced from operational cash flows, secured and unsecured borrowings, asset sales and/or equity raising activities.
On October 30, 2008, Petromin PNG Holdings Limited (‘Petromin’), a government entity mandated to invest in resource projects on behalf of the Independent State of Papua New Guinea (“the State”), agreed to take a 20.5% direct interest in the Elk/Antelope field. Petromin contributed an initial deposit and will fund 20.5% of the costs of developing the Elk/Antelope field. The relevant legislation containing the State’s right to invest arises upon issuance of the PDL, which has not yet occurred. The agreement contains certain provisions applicable in the event that the PDL is not issued within a certain timeframe, or the State does not designate Petromin to hold its interest at that time. In the event the PDL is not granted for the Elk/Antelope field, Petromin will be issued with common shares based on a five day volume weighted average price (‘VWAP’) immediately prior to the date of issue. As at December 31, 2008, $4.0 million had been received from Petromin.
Cash calls are made on IPI investors and Petromin for their share of appraisal wells and extended well programs.
Summary of Cash Flows

	Year ended December 31,
($ thousands)	2008	2007	2006

Net cash inflows/(outflows) from:

Operations	15,586	(31,620)	2,187
Investing	(47,391)	(34,370)	(97,071)
Financing	36,913	78,170	66,963

Net cash movement	5,108	12,180	(27,921)

Opening cash	43,862	31,681	59,602

Closing cash	48,970	43,861	31,681

Management Discussion and Analysis   INTEROIL CORPORATION       21

Analysis of Cash Flows Provided By/(Used In) Operating Activities Comparing the Years Ended December 31, 2008 and 2007
The following table outlines the key variances, the net of which primarily explains the variance in the cash flows from operating activities from an outflow of $31.6 million in the year ended December 31, 2007 as compared to an inflow of $15.6 million in 2008:

	Yearly
	Variance
	($ millions)

	$47.2	Variance for the comparative periods primarily due to:

➢	($12.2)	Increase in cash used by operations prior to changes in operating segments working capital.

➢	$59.4	Increase in cash provided by operations due to working capital movements. These working capital movements relate to the timing of receipts, payments and inventory purchases, along with the decreasing crude and refined product price environment.
Analysis of Cash Flows Provided By/(Used In) Investing Activities Comparing the Years Ended December 31, 2008 and 2007
The following table outlines the key variances, the net of which primarily explains the variance in the cash flows from investing activities from an outflow of $34.3 million in the year ended December 31, 2007 as compared to $47.3 million in 2008:

	Yearly
	Variance
	($ millions)

	($13.0)	Variance for the comparative periods primarily due to:

➢	$5.2	Lower cash outflow on oil and gas exploration expenditure — the current year outflows related to the Elk-4A and Antelope drilling and extended well drilling program. The extended well program is partly funded by cash calls to the IPI investors.

➢	($3.5)	Lower cash inflows from cash calls made from IPI investors in relation to the Elk/Antelope extended well programs.

➢	$2.1	Reduction in expenditure on plant and equipment.

➢	$6.5	Proceeds received from the sale of our interest in PRL 4 and 5.

➢	($14.0)	Higher cash outflows due to movement in our secured cash restricted balances in line with the usage of the BNP working capital facility at period ends.

➢	($5.9)	Decrease in cash used in our development segments for working capital requirements. This working capital relates to movement in accounts payables and accruals of our Upstream and LNG segment.

➢	($7.0)	$7.0 million received in the third quarter of 2007 on settlement of the insurance claim for the Elk well blowout.

➢	$3.3	Final settlement payment of the $3.3 million made in 2007 for the acquisition of Shell’s PNG distribution assets.
Management Discussion and Analysis   INTEROIL CORPORATION       22

Analysis of Cash Flows Provided By/(Used In) Financing Activities Comparing the Years Ended December 31, 2008 and 2007
The following table outlines the key variances, the net of which primarily explains the variance in the cash flows from financing activities from an inflow of $78.2 million in the year ended December 31, 2007 as compared to $36.9 million in 2008:

	Yearly
	Variance
	($ millions)

	($41.3)	Variance for the comparative periods primarily due to:

➢	($27.3)	Higher repayment of the BNP Paribas working capital facility.

➢	$94.8	Net proceeds from the issuance of debentures during May 2008.

➢	($14.3)	Net proceeds from the issuance of preference shares during December 2007

➢	($70.0)	Repayment of the Merrill Lynch bridging facility during May 2008.

➢	($4.5)	Repayment of two installments of the OPIC secured loan in June 2008 and December 2008 compared to only one payment made during 2007.

➢	($0.4)	Lower cash inflows relating to the Elk option agreement — $5.5 million in the year to December 31, 2008 compared with $5.9 million in the same period of 2007.

➢	$4.0	Net payments received from Petromin in the quarter ended December 31, 2008.

➢	($23.9)	Net proceeds from the issuance of common shares during 2007.
Capital Expenditures
Upstream Capital Expenditures
Gross capital expenditures for exploration in Papua New Guinea for the year ended December 31, 2008 were $63.9 million compared with $69.1 million during the same period of 2007.
The following table outlines the key expenditures in the year ended December 31, 2008:

	Yearly
	($ millions)

	$63.9	Expenditures in the year ended December 31, 2008 due to:

➢	$8.3	Drilled the Elk-4 appraisal well as part of the Elk extended well program.

➢	$9.3	Drilled the Elk-4A exploratory well intersecting the Antelope structure.

➢	$17.1	Tested the Elk-4A appraisal well as part of the Elk extended well program.

➢	$22.6	Preparatory/drilling costs on the Antelope-1 appraisal well.

➢	$1.0	Preparatory costs on our next appraisal well Antelope-2.

➢	$0.9	Costs incurred in developing Elk PDL.

➢	$1.1	Field geology costs on PPL 236 and PPL 237.

➢	$4.4	Fixed assets additions and inventory purchases.
Management Discussion and Analysis   INTEROIL CORPORATION       23

The IPI investors are required to fund 28.175% of the Elk extended well program costs to maintain their interest in that well program. The amounts capitalized in our books, or expensed as incurred, in relation to the extended well program are the net amounts after adjusting for the IPI investors’ interest in the program.
Petromin has contributed an initial $3.0 million deposit towards past costs and will fund 20.5% of ongoing costs for developing the fields. Petromin contributed an additional $1.0 million towards these ongoing costs in December 2008. All funds received are being treated as a deposit until a PDL is granted.
Midstream Capital Expenditures
There were no major capital expenditures in our Midstream refinery business segment for the year ended December 31, 2008.
Downstream Capital Expenditures
Capital expenditures for the Downstream wholesale and retail distribution business segment were $4.1 million for year ended December 31, 2008. These expenditures mainly related to major tankage repairs in Rabaul.
Capital Requirements
The oil and gas industry is capital intensive and our business plans necessarily involve raising additional capital. The availability and cost of such capital is highly dependent on market conditions at the time we raise such capital. No assurance can be given that we will be successful in obtaining new sources of capital on terms that are acceptable to us, particularly given the current market conditions.
Upstream
We are obliged under our $125.0 million IPI agreement entered into in February 2005 to drill eight exploration wells. As at December 31, 2008, we estimate that a further $43.9 million will be required to fulfill this commitment. The timing of this is subject to our discretion.
We will need to raise additional funds in order for us to complete the program and meet the obligation to drill the remaining four wells under the IPI agreement. The cost of drilling exploration wells in Papua New Guinea is subject to numerous factors. Existing cash balances and ongoing cash generated from operations will not be sufficient to facilitate further development of the Elk/Antelope well prospect and to satisfy our obligations under the IPI agreement. Therefore we must extend or secure sufficient funding through renewed borrowings, equity raising and or asset sales to enable sufficient cash to be available to meet these obligations and further our development plans. No assurances can be given that we will be successful in obtaining new sources of capital on terms acceptable to us, particularly given the current market conditions.
In the event that we establish sufficient gas resources and reserves, we will also be required to obtain substantial amounts of financing for the Elk field development and delivery of gas to the LNG project and it would take a number of years to complete these projects. In the event that the viability of the LNG project is established, we plan to use a combination of debt, equity and the partial sale of capitalized properties to strategic investors to raise adequate capital. The availability and cost of various sources of financing is highly dependent on market conditions at the time and we can provide no assurances that we will be able to obtain such financing or conduct such sales on terms that are acceptable. If the disruption in the financial and credit markets continue for an extended period of time, this financing may be more expensive and difficult to obtain.
Midstream — Refining
We believe that we will have sufficient funds from our operating cashflows to pay our estimated capital expenditures for 2009. We also believe cash flows from operations will be sufficient to cover the costs of operating our refinery and the financing charges incurred under our crude import facility. Should there be a major deterioration in refining margins or the IPP review not yield an agreement for the revision of the IPP
Management Discussion and Analysis   INTEROIL CORPORATION       24

formula applicable to our refined product, our refinery may not generate sufficient cash flows to cover all of the interest and principal payments under our secured loan agreements. As a result, we may be required to raise additional capital and/or refinance these facilities in the future. We can provide no assurances that we will be able to obtain such additional capital or that our lenders will agree to refinance these facilities, or, if available, that the terms of any such capital raising or refinancing will be acceptable to us, particularly given the current market conditions.
Midstream — Liquefaction
Completion of any LNG Project will require substantial amounts of financing and construction will take a number of years to complete. As a joint venture partner in the project, if the project proceeds we would be required to fund our share of the development costs. No assurances can be given that we will be able to source sufficient gas reserves, successfully construct such a facility, or as to the timing of such construction. The availability and cost of capital is highly dependent on market conditions at the time we raise such capital. We can provide no assurances that we will be able to obtain such financing or conduct such sales on terms that are acceptable to us. If the disruption in the financial and credit markets continue for an extended period of time, this financing may be more expensive and difficult to obtain.
Downstream
We believe on the basis of current market conditions and the status of our business that our cash flows from operations will be sufficient to meet our estimated capital expenditures for our wholesale and retail distribution business segment for 2009.
Contractual Obligations and Commitments
The following table contains information on payments for contracted obligations due for each of the next five years and thereafter. It should be read in conjunction with our financial statements for the year ended December 31, 2008 and the notes thereto:

	Payments Due by Period ($ thousands)
Contractual obligations		Less than					More than
($ thousands)	Total	1 Year	1 - 2 years	2 - 3 years	3 - 4 years	4 - 5 years	5 Year

Secured loan and debenture obligations	141,475	9,000	9,000	9,000	9,000	87,975	17,500
Indirect participation interest (1)	1,384	540	844	—	—	—	—
PNG LNG Inc. Joint Venture (proportionate share of commitments)	904	884	20	—	—	—	—
Petroleum prospecting and retention licenses (2)	95,000	16,500	4,500	23,333	35,333	15,334	—

Total	238,763	26,924	14,364	32,333	44,333	103,309	17,500

(1)	These amounts represent the estimated cost of completing our commitment to drill exploration wells under our indirect participation interest agreement entered into in July 2003. See Note 18 to our audited financial statements for the year ended December 31, 2008.

(2)	The amount pertaining to the petroleum prospecting and retention licenses represents the amount we have committed as a condition on renewal of these licenses. Of this commitment, as at December 31, 2008, management estimates that $43,926,310 would satisfy the commitments in relation to the IPI investors
Off Balance Sheet Arrangements
Neither during the quarter or year ended, nor as at December 31, 2008, did we have any off balance sheet arrangements or any relationships with unconsolidated entities or financial partnerships.
Management Discussion and Analysis   INTEROIL CORPORATION   25

Transactions with Related Parties
Petroleum Independent and Exploration Corporation, a company owned by Mr. Mulacek, our Chairman and Chief Executive Officer, earned management fees of $150,000 during the year ended December 31, 2008 (December 2007 — $150,000). This management fee relates to Petroleum Independent and Exploration Corporation acting as the General Manager of one of our subsidiaries, S.P. InterOil, LDC, in compliance with OPIC loan requirements.
Amounts due to directors and executives at December 31, 2008 totaled $27,750 for directors fees (December 2007 — $nil) and $nil for executive bonuses (December 2007 — $nil).
Share Capital
Our authorized share capital consists of an unlimited number of common shares and unlimited number of preferred shares, of which 1,035,554 series A preferred shares are authorized. As of December 31, 2008, we had 35,923,692 common shares and nil preferred shares outstanding (43,424,444 common shares on a fully diluted basis).
Derivative Instruments
Our revenues are derived from the sale of refined products. Prices for refined products and crude feed stocks are extremely volatile and sometimes experience large fluctuations over short periods of time as a result of relatively small changes in supplies, weather conditions, economic conditions and government actions. Due to the nature of our business, there is always a time difference between the purchase of a crude feedstock and its arrival at the refinery and the supply of finished products to the various markets.
Generally, we purchase crude feedstock two months in advance, whereas the supply/export of finished products will take place after the crude feedstock is discharged and processed. Due to the fluctuation in prices during this period, we use various derivative instruments as a tool to reduce the risks of changes in the relative prices of our crude feed stocks and refined products. Such an activity is better known as hedging and risk management. These derivatives, which we use to manage our price risk, effectively enable us to lock-in the refinery margin such that we are protected in the event that the difference between our sale price of the refined products and the acquisition price of our crude feed stocks contracts is reduced. On the flip side, when we have locked-in the refinery margin and if the difference between our sales price of the refined products and our acquisition price of crude feed stocks expands or increases, then the benefits would be limited to the locked-in margin.
The derivatives instrument which we generally use is the over-the-counter (OTC) swap. The swaps transactions are concluded between counterparties in the derivatives swaps market, unlike futures which are transacted on the International Petroleum Exchange (IPE) and Nymex Exchanges. We believe these hedge counterparties to be credit worthy. However, given the financial and credit market crisis, the creditworthiness of our hedge counterparties could change quickly. It is common place among refiners and trading companies in the Asia Pacific market to use derivatives swaps as a tool to hedge their price exposures and margins. Due to the wide usage of derivatives tools in the Asia Pacific region, the swaps market generally provides sufficient liquidity for the hedging and risk management activities. The derivatives swaps instrument covers commodities or products such as jet and kerosene, diesel, naphtha, and also bench-mark crudes such as Tapis and Dubai. Using these tools, we actively engage in hedging activities to lock in margins. Occasionally, there is insufficient liquidity in the crude swaps market and we then use other derivative instruments such as Brent futures on the IPE to hedge our crude costs.
At December 31, 2008, InterOil had a net receivable of $31.3 million relating to commodity hedge contracts. Of this total, a receivable of $16.3 million relates to hedge accounted contracts as at December 31, 2008 and a receivable of $15.1 million relates to outstanding derivative contracts for which hedge accounting was not applied or had been discontinued. The gain on hedges for which final pricing will be determined in future periods was $18.0 million and has been included in comprehensive income. Subsequent to year end, these unrealized hedges were terminated and the mark-to-market gains were realized. However, these gains will not be realized in our Statement of Operations until the period that these hedges were initially taken to cover.
Management Discussion and Analysis   INTEROIL CORPORATION   26

A profit of $3.7 million was recognized from the effective portion of priced out hedge accounted contracts for the year ended December 31, 2008 (Dec 2007 – loss of $2.5 million), and a profit of $24.0 million was recognized on the non-hedge accounted derivative contracts and the ineffective portion of hedge accounted contracts for the year ended December 31, 2008 (Dec 2007 – loss of $7.3 million).
For a detailed description of our current derivative contracts as of December 31, 2008, see Note 7 to our financial statements for the year ended December 31, 2008.
We will continue with our hedging and risk management program in 2009 and we will continue to evaluate new approaches to enhance our hedging arrangement and margin protection.
CRITICAL ACCOUNTING ESTIMATES
The preparation of financial statements in accordance with GAAP requires our management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates. The following accounting policies involve estimates that are considered critical due to the level of sensitivity and judgment involved, as well as the impact on our consolidated financial position and results of operations. The information about our critical accounting estimates should be read in conjunction with Note 2 of the notes to our consolidated financial statements for the year ended December 31, 2008, which summarizes our significant accounting policies.
Income Taxes
We use the asset and liability method of accounting for income taxes. Under the asset and liability method, future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the date of enactment. A valuation allowance is provided against any portion of a future tax asset which will more than likely not be recovered. In considering the recoverability of future tax assets and liabilities, we consider a number of factors, including the consistency of profits generated from the refinery, likelihood of production from Upstream operations to utilize the carried forward exploration costs, etc. If actual results differ from the estimates or we adjust the estimates in future periods, we may need to record a valuation allowance. The net deferred income tax assets as of December 31, 2008 and 2007 were $4.3 million and $2.9 million, respectively.
Oil and Gas Properties
We use the successful-efforts method to account for our oil and gas exploration and development activities. Under this method, costs are accumulated on a field-by-field basis with certain exploratory expenditures and exploratory dry holes being expensed as incurred. We continue to carry as an asset the cost of drilling exploratory wells if the required capital expenditure is made and drilling of additional exploratory wells is underway or firmly planned for the near future, or when exploration and evaluation activities have not yet reached a stage to allow reasonable assessment regarding the existence of economical reserves. Capitalized costs for producing wells will be subject to depletion using the units-of-production method. Geological and geophysical costs are expensed as incurred. If our plans change or we adjust our estimates in future periods, a reduction in our oil and gas properties asset will result in a corresponding increase in the amount of our exploration expenses. The net costs of drilling exploratory wells carried as an asset as of December 31, 2008 and 2007 were $103.1 million and $62.5 million.
Asset Retirement Obligations
Estimated costs of future dismantlement, site restoration and abandonment of properties are provided based upon current regulations and economic circumstances at year end. Management estimates there are no
Management Discussion and Analysis     INTEROIL CORPORATION     27

material obligations associated with the retirement of the refinery or with its normal operations relating to future restoration and closure costs. The refinery is located on land leased from the Independent State of Papua New Guinea. The lease expires on July 26, 2097. Future legislative action and regulatory initiatives could result in changes to our operating permits which may result in increased capital expenditures and operating costs.
Environmental Remediation
Remediation costs are accrued based on estimates of known environmental remediation exposure. Ongoing environmental compliance costs, including maintenance and monitoring costs, are expensed as incurred. Provisions are determined on an assessment of current costs, current legal requirements and current technology. Changes in estimates are dealt with on a prospective basis. We currently do not have any amounts accrued for environmental remediation obligations. Future legislative action and regulatory initiatives could result in changes to our operating permits which may result in increased capital expenditures and operating costs.
Impairment of Long-Lived Assets
We are required to review the carrying value of all property, plant and equipment, including the carrying value of oil and gas assets, for potential impairment. We test long-lived assets for recoverability whenever events or changes in circumstances indicate that its carrying amount may not be recoverable by the future undiscounted cash flows. If impairment is indicated, the amount by which the carrying value exceeds the estimated fair value of the long-lived asset is charged to earnings. In order to determine fair value, our management must make certain estimates and assumptions including, among other things, an assessment of market conditions (including estimation of gross refining margins, crude price environments and its impact on IPP, etc), projected cash flows, investment rates, interest/equity rates and growth rates, that could significantly impact the fair value of the asset being tested for impairment. Due to the significant subjectivity of the assumptions used to test for recoverability and to determine fair value, changes in market conditions could result in significant impairment charges in the future, thus affecting our earnings. Our impairment evaluations are based on assumptions that are consistent with our business plans. However, providing sensitivity analysis if other assumptions were used in performing the impairment evaluations is not practicable due to the significant number of assumptions involved in the estimates.
Legal and Other Contingent Matters
We are required to determine whether a loss is probable based on judgment and interpretation of laws and regulations and whether the loss can reasonably be estimated. When the amount of a contingent loss is determined it is charged to earnings. Our management continually monitors known and potential contingent matters and make appropriate provisions by charges to earnings when warranted by circumstances.
NEW ACCOUNTING STANDARDS
Standards adopted effective January 1, 2008
Effective January 1, 2008 the Company adopted the following new Canadian Institute of Chartered Accountants (CICA) sections:
•	CICA 1400 – General standards of financial statement presentation

•	CICA 1535 – Capital Disclosures

•	CICA 3031 – Inventories

•	CICA 3862 – Financial Instruments – Disclosures; and

•	CICA 3863 – Financial Instruments – Presentation
These new accounting standards provide requirements for the presentation and disclosure of financial instruments and capital disclosures. The standards have been adopted prospectively and as such the comparative consolidated financial statements have not been restated. The adoption of these Handbook sections had no impact on opening retained earnings or accumulated other comprehensive income.
Management Discussion and Analysis   INTEROIL CORPORATION   28

General standards of financial statement presentation
This Section has been amended to include requirements to assess and disclose an entity’s ability to continue as a going concern. The new requirements are applicable to all entities and are effective for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2008.
Capital Disclosures
This Section establishes standards for disclosing information about an entity’s capital and how it is managed. This section has resulted in InterOil disclosing information in note 3(h) below that enables users of its financial statements to evaluate the Company’s objectives, policies and processes for managing capital.
Inventories
This section establishes standards for the measurement and disclosure of inventories. It provides the Canadian equivalent to International Financial Reporting Standard IAS 2, “Inventories”. There is no impact due to this new standard on the accounting policies of the Company.
Financial Instruments – Disclosure and Presentation
The objectives of these Sections are to require entities to provide disclosures in their financial statements that enable users to evaluate:
a. the significance of financial instruments for the entity’s financial position and performance
b. the nature and extent of risks arising from financial instruments to which the entity is exposed during the period and at the balance sheet date, and how the entity manages those risks; and
c. to enhance financial statement users’ understanding of the significance of financial instruments to an entity’s financial position, performance and cash flows.
New Accounting standards not yet applicable as at December 31, 2008
Based on the detailed review conducted by the Company of the new CICA sections, or revisions to current sections, that are effective January 1, 2009, no items have been identified as having any material impact on the Company’s financial statements.
In 2006, the Accounting Standards Board (AcSB) announced its intentions to adopt International Financial Reporting Standards (IFRS) as Canadian GAAP, tentatively effective January 1, 2011. In anticipation of the change, the AcSB began revising certain Canadian accounting standards to conform to IFRS in advance of the 2011 implementation date. The required change to IFRS is mandatory for all Canadian publicly accountable entities, which includes those with public debt.
The SEC currently allows foreign private issuers using IFRS as their primary GAAP to not provide reconciliation to U.S. GAAP in their financial statements. The AcSB in Canada is also evaluating the possibility of allowing entities to early adopt IFRS reporting.
We will strongly consider early adopting IFRS, if allowed by the AcSB, to benefit from the exemption from U.S. GAAP reconciliation. We have set up a Steering Committee and Project Management Team to evaluate the key differences between Canadian GAAP and IFRS and prepare for the transition. The Steering Committee will report to the Audit Committee on a regular basis on the progress of the transition project and key differences that need to be addressed for the transition.
Based on the preliminary work performed on evaluating key differences between Canadian GAAP and IFRS as applicable to us, no major differences were noted that would have significant impact on transition to IFRS.
Management Discussion and Analysis     INTEROIL CORPORATION     29

NON-GAAP MEASURES AND RECONCILIATION
Gross Margin is a non-GAAP measure and is ‘sales and operating revenues’ less ‘cost of sales and operating expenses’.

Consolidated – Operating results	Year ended December 31,
($ thousands, except per share data)	2008	2007	2006

Sales and operating revenues	915,579	625,526	511,088
Cost of sales and operating expenses	(888,623)	(573,609)	(499,495)

Gross Margin	26,956	51,917	11,593

Earnings before interest, taxes, depreciation and amortization, commonly referred to as EBITDA, represents our net income/(loss) plus total interest expense (excluding amortization of debt issuance costs), income tax expense, depreciation and amortization expense. EBITDA is used by us to analyze operating performance. EBITDA does not have a standardized meaning prescribed by United States or Canadian generally accepted accounting principles and, therefore, may not be comparable with the calculation of similar measures for other companies. The items excluded from EBITDA are significant in assessing our operating results. Therefore, EBITDA should not be considered in isolation or as an alternative to net earnings, operating profit, net cash provided from operating activities and other measures of financial performance prepared in accordance with GAAP. Further, EBITDA is not a measure of cash flow under GAAP and should not be considered as such. For reconciliation of EBITDA to the net income (loss) under GAAP, refer to the following table.
Management Discussion and Analysis   INTEROIL CORPORATION   30

The following table reconciles net income (loss), a GAAP measure, to EBITDA, a non-GAAP measure for each of the last eight quarters.

	2008				2007
Quarters ended		Sep-30	Jun-30	Mar-31	Dec-31	Sep-30	Jun-30	Mar-31
($ thousands)	Dec-31	(restated)	(restated)	(restated)	(restated)	(restated)	(restated)	(restated)

Upstream	(2,483)	231	10,164	(1,135)	(3,128)	(5,015)	(5,492)	(4,009)
Midstream – Refining	(13,976)	17,516	16,329	5,724	9,589	(1,332)	3,775	6,336
Midstream – Liquefaction	(2,501)	(1,570)	(1,784)	(1,636)	(797)	(4,104)	(444)	(322)
Downstream	(7,244)	610	7,893	4,529	3,627	3,301	2,760	3,028
Corporate and Consolidated	(2,639)	27	(5,248)	(347)	(2,394)	(3,105)	4,959	(1,931)
Earnings before interest, taxes, depreciation and amortization	(28,843)	16,814	27,354	7,135	6,897	(10,255)	5,558	3,102

Subtract:

Upstream	(1,345)	(1,137)	(841)	(704)	(474)	(177)	(178)	(206)
Midstream – Refining	(2,771)	(2,113)	(2,263)	(2,761)	(4,397)	(8,155)	(2,156)	(2,091)
Midstream – Liquefaction	(65)	(63)	(60)	(53)	(53)	(53)	—	—
Downstream	(2,232)	(885)	(715)	(1,005)	(1,145)	(3,320)	66	(39)
Corporate and Consolidated	546	152	(1,050)	(667)	624	6,483	(2,590)	(2,146)
Interest expense (1) (2)	(5,867)	(4,046)	(4,929)	(5,190)	(5,445)	(5,222)	(4,858)	(4,482)

Upstream	0	—	—	—	—	—	—	—
Midstream – Refining	—	—	—	—	(44)	69	12	(17)
Midstream – Liquefaction	(12)	(25)	(49)	(24)	(13)	—	—	—
Downstream	4,297	82	(3,213)	(752)	(1,112)	261	(32)	(483)
Corporate and Consolidated	(159)	(24)	(124)	(81)	(12)	214	(15)	(13)
Income taxes and non-controlling interest	4,126	33	(3,386)	(857)	(1,181)	544	(35)	(513)

Upstream	(175)	(134)	(135)	(154)	(134)	299	(338)	(309)
Midstream – Refining	(2,742)	(2,742)	(2,723)	(2,761)	(2,158)	(2,781)	(2,748)	(2,717)
Midstream – Liquefaction	(19)	(19)	(16)	(15)	(15)	—	—	—
Downstream	(722)	(693)	(582)	(573)	(700)	(497)	(552)	(456)
Corporate and Consolidated	14	15	17	18	21	20	20	21
Depreciation and amortisation	(3,644)	(3,573)	(3,439)	(3,485)	(2,986)	(2,959)	(3,618)	(3,461)

Upstream	(4,003)	(1,039)	9,188	(1,993)	(3,736)	(4,893)	(6,009)	(4,524)
Midstream – Refining	(19,490)	12,660	11,345	202	2,990	(12,199)	(1,117)	1,511
Midstream – Liquefaction	(2,596)	(1,677)	(1,910)	(1,728)	(878)	(4,157)	(444)	(322)
Downstream	(5,900)	(886)	3,383	2,198	670	(254)	2,242	2,050
Corporate and Consolidated	(2,238)	171	(6,405)	(1,075)	(1,761)	3,612	2,374	(4,069)

Net profit (loss) per segment	(34,227)	9,229	15,601	(2,396)	(2,715)	(17,891)	(2,954)	(5,354)

(1)	The inter-company interest charges have been restated for quarter ended March 31, 2008 and June 30, 2008 to reflect transfer of certain inter-company loan balances to inter-company investments.

(2)	During the year, the Company has transferred notional interest cost from Corporate segment to the Upstream and Midstream – Liquefaction segments to reflect a more accurate view of its segment results. The prior year comparatives have been reclassified to conform to the current classification.
PUBLIC SECURITIES FILINGS
You may access additional information about us, including our Annual Information Form for the year ended December 31, 2008, in documents filed with the Canadian Securities Administrators at www.sedar.com, and in
Management Discussion and Analysis   INTEROIL CORPORATION   31

documents, including our Form 40-F, filed with the U.S. Securities and Exchange Commission at www.sec.gov. Additional information is also available on our website www.interoil.com.
DISCLOSURE CONTROLS AND PROCEDURES
The CEO, Mr. Mulacek, and the CFO, Mr. Visaggio, evaluated the effectiveness of our disclosure controls and procedures (“DC&P”) for the period ending December 31, 2008. Our DC&P are designed to provide reasonable assurance that all material information relating to InterOil is made known to the CEO and CFO by others and that all information required to be disclosed by InterOil for all reports and filings pursuant to applicable Canadian securities legislation is recorded, processed, summarized and reported within the prescribed time periods. Based on their evaluation, the CEO and CFO concluded that our DC&P are effective to provide reasonable assurance with respect to the foregoing objectives.
Internal Control Over Financial Reporting
The CEO and the CFO have also evaluated the effectiveness of InterOil’s internal controls over financial reporting (“ICFR”) for the period ending December 31, 2008. InterOil’s ICFR are designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP. However, because of its inherent limitations, ICFR may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. In making their evaluation, they used the criteria set forth in the framework established by the Committee of Sponsoring Organizations (COSO) entitled – Internals Controls – Integrated Framework. Based on their evaluation, the CEO and CFO concluded that our ICFR are effective to provide reasonable assurance with respect to the objectives of our ICFR.
GLOSSARY OF TERMS
Barrel, Bbl Unit volume measurement used for petroleum and its products, equivalent to 42 U.S. gallons.
BP BP Singapore Pte Limited.
Condensate A component of natural gas which is a liquid at surface conditions.
Crack spread The simultaneous purchase or sale of crude against the sale or purchase of refined petroleum products. These spread differentials which represent refining margins are normally quoted in dollars per barrel by converting the product prices into dollars per barrel and subtracting the crude price.
Crude Oil A mixture consisting mainly of pentanes and heavier hydrocarbons that exists in the liquid phase in reservoirs and remains liquid at atmospheric pressure and temperature. Crude oil may contain small amounts of sulphur and other non-hydrocarbons but does not include liquids obtained from the processing of natural gas.
EBITDA Earnings before interest, taxes, depreciation and amortization. EBITDA represents net income/(loss) plus total interest expense (excluding amortization of debt issuance costs), income tax expense, depreciation and amortization expense. EBITDA is used to analyze operating performance.
Farm out A contractual agreement with an owner who holds a working interest in an oil and gas lease to assign all or part of that interest to another party in exchange for the other party’s fulfillment of contractually specified conditions. Farm out agreements often stipulates that the other party must drill a well to a certain depth, at a specified location, within a certain time frame; furthermore, typically, the well must be completed as a commercial producer to earn an assignment of the working interest. The assignor of the interest usually reserves a specified overriding royalty interest, with the option to convert the overriding royalty interest to a specified working interest upon payout of drilling and production expenses.
FEED Front end engineering and design.
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Feedstock Raw material used in a processing plant.
FID Final investment decision
GAAP Generally accepted accounting principles.
Gas A mixture of lighter hydrocarbons that exist either in the gaseous phase or in solution in crude oil in reservoirs but are gaseous at atmospheric conditions. Natural gas may contain sulphur or other non-hydrocarbon compounds.
ICCC Independent Consumer and Competition Commission in Papua New Guinea.
IPP Import Parity Price. For each refined product produced and sold locally in Papua New Guinea, IPP is calculated by adding the costs that would typically be incurred to import such product to the average posted price for such product in Singapore as reported by Platts. The costs that are added to the reported Platts price include freight costs, insurance costs, landing charges, losses incurred in the transportation of refined products, demurrage and taxes.
IPI Indirect Participation Interest.
LIBOR Daily reference rate based on the interest rates at which banks borrow unsecured funds from banks in the London wholesale money market.
LNG Liquefied natural gas. Natural gas converted to a liquid state by pressure and severe cooling, then returned to a gaseous state to be used as fuel. LNG is moved in tankers, not via pipelines. LNG, which is predominantly artificially liquefied methane, is not to be confused with NGLs, natural gas liquids, which are heavier fractions that occur naturally as liquids.
LPG Liquefied petroleum gas, typically ethane, propane butane and isobutane. Usually produced at refineries or natural gas processing plants, including plants that fractionate raw natural gas plant liquids. LPG can also occur naturally as a condensate.
Naphtha That portion of the distillate obtained in the refinement of petroleum which is an intermediate between the lighter gasoline and the heavier benzene, has a specific gravity of about 0.7, and is used as a solvent for varnishes, illuminant, and other similar products.
Natural gas A naturally occurring mixture of hydrocarbon and non-hydrocarbon gases found in porous geological formations beneath the earth’s surface, often in association with petroleum. The principal constituent is methane.
PGK Currency of Papua New Guinea.
PPL Petroleum Prospecting License. The tenement given by the Independent State of Papua New Guinea to explore for oil and gas.
PRL Petroleum Retention License. The tenement given by the Independent State of Papua New Guinea to allow the licensee holder to evaluate the commercial and technical options for the potential development of an oil and/or gas field.
Working interest An interest in a mineral property that entitles the owner of such interest to a share of the mineral productions from the property with the share based on such owner’s relative interest.
Mcf standard abbreviation for 1,000 cubic feet.
Bil cu ft Billion cubic feet. Also abbreviated to bcf.
Tcf trillion cubic feet.
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